May 5, 2006	Hayden J. Trubitt htrubitt@hewm.com Direct (858) 450-5754 Direct Fax (858) 587-5903 Main +1.858.450.8400 Fax +1.858.450.8499
Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F. Street, N.E.
Washington, D.C. 20549-7010
Attn: Sonia Barros, Esq.

Re:	The Immune Response Corporation Form S-1 Registration Statement (File No. 333-133210, Filed April 11, 2006)
Dear Ms. Barros:
     On behalf of The Immune Response Corporation (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated April 26, 2006 in connection with the above-referenced registration statement. Set forth below is the Company’s response to the sole comment contained in the Staff’s comment letter.
     As to the registration for resale of the common shares underlying the to-be-issued STIC warrants, we believe that in fact they should be registrable for resale now. The Company respectfully requests that you consider the following analysis:
     1. The arrangement is for STIC to receive, each month, warrants at a constant rate based on the average monthly aggregate principal amount of the Notes for which STIC provides its limited recourse interest support (500,000 warrants for each $1,000,000 of average monthly aggregate principal amount). The warrants, in turn, will have a fixed exercise price per share ($0.02).
     2. STIC has already fully and irrevocably given the contractual obligation (under the Limited Recourse Interest Agreement) which constitutes its “consideration” for the warrants.
     3. The average monthly aggregate principal amount does not “float”; it is merely capped. It can never be more than the initial $6,000,000 and it can never go upward, only downward. And it can only go downward if and as the Noteholders voluntarily convert the Notes or the Notes are repaid at maturity. Thus, the quantity of principal/warrants/shares (a) is entirely outside the control of STIC, (b) is entirely outside the control of the registrant (except to the extent it “chooses” to repay the Notes upon maturity, which for this purpose should not be considered to be discretionary), (c) will be paid
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Sonia Barros, Esq. May 5, 2006 Page 2

out in accordance with a timetable that neither STIC nor the registrant controls, and (d) is always proportionate to the quantity of “consideration” given by STIC (namely, the contractual risk exposure under the Limited Recourse Interest Agreement for the applicable month).
     4. Therefore, STIC is at market risk at all times, as neither party can get out of (or even affect) the deal, STIC will benefit on its warrants/shares if the registrant’s stock price increases, and STIC will suffer on its warrants/shares if the registrant’s stock price decreases. This distinguishes the current case from the floating-at-the-market scenarios of Item 3S (toxic convertible) and Item 4S (equity line of credit) of the March 1999 Interim Supplement to the Telephone Interpretation Manual. There, the fact that the securities “are not being issued promptly after the effectiveness of the registration statement” meant “the investors are not at market risk at the time the parties execute the agreement.” Here, by contrast, the investor (STIC) is at full market risk at all times even though most of the securities (warrants) will not be issued until longer-than-promptly after the effectiveness of the registration statement; neither the number of securities to be issued to STIC nor STIC’s “price” per share fluctuate at all based on market movement.
     5. Therefore, it follows that the STIC transaction fairly satisfies the conditions of the Staff’s PIPE position as described in Items 3S and 4S (irrevocable investment decision, free of closing conditions within the investor’s control; plus market risk at the time of filing of the resale registration statement and thereafter). And, if it is concluded that the STIC warrants transaction is a good PIPE, it further follows that the common stock underlying the warrants should now be registrable for resale.
     6. Another way of demonstrating the justifiability of registrant’s position here is to consider that the transaction is economically identical to the following alternative transaction; the registrant issues to STIC on Day 1 (before filing the registration statement) a warrant for the entire maximum number of common shares indicated by the assumption that all $6,000,000 of the Notes remain outstanding until maturity. But, the warrant would only become exercisable (“vest”) in tranches, the size of which would be determined by plugging each respective average monthly aggregate principal amount of Notes into the vesting formula. This formula does not involve market price, so the investor would at all times be at full market risk.
     Such alternative transaction would, we submit, satisfy the Staff’s PIPE conditions. Because the actual STIC transaction is economically identical to the alternative transaction, no statutory or public interest would be served by denying resale registration at this time to the actual STIC transaction’s underlying common shares.
     The registrant further represents to the Staff that the alternative transaction was, in fact, intended as the form of the STIC transaction. The parties agreed to revise the form of the STIC transaction to the “actual” form for reasons which pertained solely to ministerial documentation, and not to any issue relevant to the Securities Act or to the protection of investors.
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Sonia Barros, Esq. May 5, 2006 Page 3

     For the foregoing reasons, the registrant respectfully submits that the common shares underlying the STIC warrant may be registered for resale under the registration statement. If you have any questions about the Company’s analysis of this issue, please feel free to call the undersigned at (858) 450-5754.

Very truly yours,
/s/ Hayden J. Trubitt

Hayden J. Trubitt

cc:	Michael K. Green, The Immune Response Corporation